UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release dated November 25, 2008

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

November 25, 2008
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

COUCHE-TARD POSTS RECORD EARNINGS FOR THE SECOND QUARTER

  Second quarter revenues up 30.2% at $4.6 billon

  Motor fuel gross margin at 24.88¢ per gallon in the United-States and at Cdn4.66¢ per litre in Canada

  Record quarterly net earnings of $97.6 million, or $0.49 per share on a diluted basis

  Standard & Poor’s credit rating agency raises the Company’s long-term corporate credit rating from BB to BB+

TSX: ATD.A, ATD.B

Laval, Quebec, November 25, 2008 – Alimentation Couche-Tard Inc. closes its second quarter with $4.6 billion revenues, an increase of $1.1 billion or 30.2%.

Net earnings for the 12-week period ended October 12, 2008, reached $97.6 million, or $0.49 per share on a diluted basis, significantly higher by $43.4 million compared to $54.2 million, or $0.27 per share on a diluted basis, last year. Contributing to the second quarter net earnings were the sharp increases in motor fuel gross margins in the United-States which fully offset the 10.6% decrease in same-store motor fuel volumes in the U.S. A part of this decrease, 1.7%, is attributable to the impact of fuel supply issues and temporary store closures in the wake of hurricanes, the remaining being attributable to the general economical conditions. On the demand side, for August only, as per the U.S. Federal Highway Administration (FHA) and considering the weighting of Couche-Tard’s stores in each U.S. state, the decrease in distance travelled on U.S. highways in concerned states is 6.8%. Also in the U.S., the company’s results were supported by the merchandise and service revenues contribution despite a slight decrease of 1.0% in same-store revenues due in part to the impact of the hurricanes and a gross margin of 32.3%.

In Canada, same-store merchandise revenues and motor fuel volume respectively increased by 1.4% and 2.2%. In addition, merchandise and service and motor fuel gross margins respectively posted at 34.4% and Cdn4.66¢ per litre.

"It’s been quite a while since we last had the satisfaction to capitalize on motor fuel gross margins that turned to our advantage", declared Alain Bouchard, President and Chef Executive Officer. "Despite lower motor fuel volumes resulting from supply issues and temporary stores closures due to hurricanes compounded by the overall drop in demand, our U.S. divisions units recorded a good performance by deriving significant motor fuel gross margins. However, we remain prepared to deal with the significant challenge created by the difficult economic conditions although these same conditions could also allow us to realize acquisitions at potentially advantageous terms given our solid financial position", he concluded.

Highlights of the Second Quarter of Fiscal 2009

Growth of the Store Network

	12-week period ended October 12, 2008			24-week period ended October 12, 2008
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total

Number of stores, beginning of period	4,339	1,056	5,395	4,068	1,051	5,119
Acquisitions	1	-	1	86	-	86
Openings / constructions / additions (1)	27	17	44	228	36	264
Closures / withdrawals	(15)	(9)	(24)	(30)	(23)	(53)
Number of stores, end of period	4,352	1,064	5,416	4,352	1,064	5,416
(1) Includes stores added to our network through the partnership agreement with Irving Oil.

IMPACT Program During the quarter, Couche-Tard also implemented its IMPACT program in 32 company-operated stores (76 since the beginning of the fiscal year). As a result, 58.8% of the company-operated stores have now been converted to the IMPACT program.

Partnership In connection with its commercial partnership with Irving Oil put in place during the first quarter of 2009 and relating to 252 convenience stores, Couche-Tard has integrated seven Irving stores in Canada during the second quarter of fiscal 2009, bringing the integrated number of stores to 203 from the initial 252 (79 in Canada and 124 in the U.S.). The Company expects that the remaining stores included in the initial agreement will be integrated with its network before the end of fiscal year 2009. In addition, pursuant to the agreement, another 13 stores located in the United States were added to the initial 252 stores. These 13 stores were integrated with our network during the second quarter.

In addition to the agreement described above, Couche-Tard integrated another 13 Irving stores in the United States during the second quarter.

Corporate credit rating Effective August 28, 2008, Standard & Poor’s credit rating agency raised Couche-Tard’s long-term corporate credit rating from BB to BB+. The upgrade reflects its resilient operating performance and credit metrics during the current difficult market conditions. As per Standard & Poor’s, the revised rating is supported by the Company’s strong market position in the North American convenience store segment, the solid performance of its merchandising programs and by management’s proven track record of integrating acquisitions.

Dividends On November 25, 2008, the Board of Directors declared a quarterly dividend of Cdn$0.035 per share for the second quarter of fiscal 2009 to shareholders on record as at December 4, 2008, and approved its payment for December 12, 2008. This is an eligible dividend within the meaning of the Income Tax Act of Canada.

Share repurchase program

1) Program effective August 8, 2007, which expired August 7, 2008

Pursuant to this share repurchase program, Couche-Tard repurchased 8,800 Class A multiple voting shares during the second quarter at an average cost of Cdn$10.91 and 1,904,100 Class B subordinate voting shares at an average cost of Cdn$10.83. There were no shares repurchased during the first quarter. Since the implementation of the program, the Company has repurchased a total of 2,125,400 Class A multiple voting shares at an average cost of Cdn$15.04 and 5,949,706 Class B subordinate voting shares at an average cost of Cdn$15.18.

2) Program effective August 8, 2008, expiring at the latest on August 7, 2009

During the second quarter and since the implementation of the program, the Company has repurchased a total of 3,000 Class A multiple voting shares at an average cost of Cdn$13.44 and 1,792,600 Class B subordinate voting shares at an average cost of Cdn$13.79. Security holders may obtain a copy of the notice filed with the Toronto Stock Exchange, without charge, by contacting the Corporate Secretary of Couche-Tard at 1600, St-Martin Blvd. East, Tower B, 2nd Floor, Laval, Québec, H7G 4S7.

Subsequent event Effective November 7, 2008, the Company acquired, from Gate Petroleum Company, seven company-operated stores operating under the Gate banner in the Greensboro and Raleigh areas in North Carolina, United States.

Exchange Rate Data

The Company reports in US dollar given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		24-week periods ended
	October 12, 2008	October 14, 2007	October 12, 2008	October 14, 2007
Average for period (1)	0.9458	0.9658	0.9679	0.9480
Period end	0.8469	1.0276	0.8469	1.0276
(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard’s operations for the 12-week and 24-week periods ended October 12, 2008, and October 14, 2007:

(In millions of US dollars, unless otherwise stated)	12-week periods ended			24-week periods ended
	October 12,	October 14,	Variation	October 12,	October 14,	Variation
	2008	2007	%	2008	2007	%
Statement of Operations Data:
Merchandise and service revenues (1):
United States	899.6	835.7	7.6	1,757.4	1,674.2	5.0
Canada	445.4	425.3	4.7	889.6	849.4	4.7
Total merchandise and service revenues	1,345.0	1,261.0	6.7	2,647.0	2,523.6	4.9
Motor fuel revenues:
United States	2,748.9	1,954.4	40.7	5,371.4	3,976.7	35.1
Canada	462.5	284.4	62.6	857.0	573.0	49.6
Total motor fuel revenues	3,211.4	2,238.8	43.4	6,228.4	4,549.7	36.9
Total revenues	4,556.4	3,499.8	30.2	8,875.4	7,073.3	25.5
Merchandise and service gross profit (1):
United States	290.5	277.4	4.7	568.4	551.2	3.1
Canada	153.0	149.2	2.5	310.4	296.7	4.6
Total merchandise and service gross profit	443.5	426.6	4.0	878.8	847.9	3.6
Motor fuel gross profit:
United States	181.2	90.0	101.3	282.3	199.5	41.5
Canada	21.6	19.0	13.7	43.3	37.2	16.4
Total motor fuel gross profit	202.8	109.0	86.1	325.6	236.7	37.6
Total gross profit	646.3	535.6	20.7	1,204.4	1,084.6	11.0
Operating, selling, administrative and general expenses	466.6	400.4	16.5	889.7	794.3	12.0
Depreciation and amortization of property and equipment and other
assets	41.1	41.1	0.0	84.0	78.8	6.6
Operating income	138.6	94.1	47.3	230.7	211.5	9.1
Net earnings	97.6	54.2	80.1	144.8	123.3	17.4
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.0%	33.8%	(0.8)	33.2%	33.6%	(0.4)
United States	32.3%	33.2%	(0.9)	32.3%	32.9%	(0.6)
Canada	34.4%	35.1%	(0.7)	34.9%	34.9%	0.0
Growth (decrease) of same-store merchandise revenues (2) (3):
United States	(1.0%)	4.2%		(0.5%)	3.9%
Canada	1.4%	6.6%		0.3%	6.0%
Motor fuel gross margin (3):
United States (cents par gallon):	24.88	13.04	90.8	20.47	14.83	38.0
Canada (Cdn cents per litre)	4.66	5.06	(7.9)	5.05	5.03	0.4
Volume of motor fuel sold (4):
United States (millions of gallons)	753.6	723.2	4.2	1,429.2	1,408.4	1.5
Canada (millions of litres)	490.9	392.6	25.0	886.8	783.2	13.2
(Decrease) growth of same-store motor fuel volume (3):
United States	(10.6%)	1.3%		(7.7%)	(0.2%)
Canada	2.2%	6.5%		2.5%	7.1%
Per Share Data:
Basic net earnings per share (dollars per action)	0.50	0.27	85.2	0.74	0.61	21.3
Diluted net earnings per share (dollars per action)	0.49	0.26	88.5	0.73	0.59	23.7

				October 12,	April 27,	Variation
				2008	2008	$
Balance Sheet Data:
Total assets				3,323.4	3,320.6	2.8
Interest-bearing debt				829.3	842.2	(12.9)
Shareholders’ equity				1,283.0	1,253.7	29.3
Ratios:
Net interest-bearing debt/total capitalization (5)				0.34 : 1	0.33 :1
Net interest-bearing debt/EBITDA (6)				1.26 : 1 (7)	1.29 : 1
1.	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
2.	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
3.	For company-operated stores only.
4.	Includes volume of franchisees and dealers.
5.	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
6.	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
7.	This ratio was standardized over a period of one year. It includes the results of the first quarter of the year ending April 26, 2009 as well as the second, third and fourth quarters of the year ended April 27, 2008.

Operating Results

Revenues amounted to $4.6 billion in the second quarter of 2009, up $1.1 billion, for an increase of 30.2% compared to the second quarter of 2008, of which $707.5 million is related to the increase in motor fuel retail prices and $580.4 million is attributable to major acquisitions. These factors contributing to the increase were partially offset by a decrease in same-store motor fuel volume and a slight decrease in same-store merchandise revenues in the United States as well as a 2.1% depreciation of the Canadian dollar against its US counterpart.

For the first half-year, the growth in merchandise and services revenues was $1.8 billion or 25.5%, which boosted the revenues to $8.9 billion, of which $1.4 billion comes from higher motor fuel retail prices, $667.3 million is attributable to major acquisitions and $31.7 million come from the appreciation of the Canadian dollar. Once again, these positive items where partially offset by a drop in same-store motor fuel volumes and a slight decrease in same-store merchandise revenues in the United States. During the first two quarters, 80.3% of the Company’s revenues came from the United States compared to 79.9% last year.

More specifically, the growth of merchandise and service revenues for the second quarter was $84.0 million, an increase of 6.7% compared to the same quarter last year, of which $97.7 million was generated by major acquisitions, partially offset by a $8.8 million depreciation of the Canadian dollar against its U.S. counterpart. Regarding internal growth, as measured by the growth in same-store merchandise revenues, it fell by 1.0% in the United States while increasing by 1.4% in Canada. The decrease in the U.S. illustrates the economic slowdown in some regions, especially in the southern part of the country. The situation was magnified by a significant rise of 34.4% in the average motor fuel retail price at the pump compared to the second quarter last year, leaving that much less margin on consumers’ personal disposable income for in-store purchases. In-store sales in the U.S. were also affected by motor fuel supply issues and temporary store closures in some US-based business units in the wake of hurricanes. In the same manner, a tightened application of immigration laws in Arizona noticeably affected sales within the business unit whose stores had a strong concentration of Hispanic consumers. As for the Canadian market, business units had the benefit of more favourable economic conditions than the United States, allowing for growth in same-store merchandise revenues which were partially offset by the negative effect of smuggling on tobacco products.

In the first half-year, merchandise and services revenues rose by $123.4 million compared to the same period last year, of which $114.2 million stems from major acquisitions and $17.3 million from a strong Canadian dollar as compared to last year. These results were partially offset by a slight decrease of 0.5% in the U.S. same-store merchandise revenues.

Motor fuel revenues increased $972.6 million or 43.4% in the second quarter, of which 72.7% of the increase stems from a higher average retail price at the pump in the U.S. and Canadian company-operated stores, as shown in the following table, beginning with the third quarter of the year ended April 27, 2008:

					Weighted
Quarter	3rd	4th	1st	2nd	average
52-week period ended October 12, 2008
United States (US dollars per gallon)	2.96	3.22	3.91	3.67	3.41
Canada (Cdn cents per litre)	95.92	103.69	122.66	114.37	108.96
52-week period ended October 14, 2007
United States (US dollars per gallon)	2.26	2.52	2.98	2.73	2.61
Canada (Cdn cents per litre)	80.27	90.11	98.49	92.35	89.85

The major acquisitions contributed 131.7 million additional gallons in the second quarter, or $482.7 million in revenues, partially offset by the depreciation of the Canadian dollar against its U.S. counterpart, resulting in a decrease in revenues of $8.9 million. Same-store motor fuel volume fell 10.6% in the United States and rose 2.2% in Canada. In the United States, the negative performance is mainly due to poor economic conditions in the southern part of the country, to the overall decline in consumer demand resulting from the sharp increase in motor fuel retail prices at the pump as well as supply issues and temporary store closures in some US-based business units in the wake of hurricanes. For August only, as per the U.S. Federal Highway Administration (FHA) and considering the weighting of the Company’s stores in each U.S. state, the decrease in distance travelled on U.S. highways in concerned states is 6.8%. As for the problems related to hurricanes, the impact is a decrease in same-store motor fuel volumes of approximately 1.7%. However, very high gross margins in these areas largely made up for the drop in volumes. In Canada, the growth is considered to be acceptable taking into account the 23.8% increase in motor fuel retail prices as compared to the same period last year.

For the first two quarters, motor fuel revenues rose $1.7 billion, up 36.9%. The increase in the motor fuel retail price at the pump accounts for $1.4 billion of the increase, while the strong Canadian dollar accounts for $14.4 million. The major acquisitions contributed an additional 149.7 million gallons or $553.1 million in sales. Finally, the same-store motor fuel volume dropped by 7.7% in the United States but rose by 2.5% in Canada, which adversely impacted overall motor fuel sales. This performance is generally driven by the same factors as those prevailing in the second quarter.

The merchandise and service gross margin fell to 33.0% in the second quarter of 2009 from 33.8% during the same period last year. In the United States, the gross margin was 32.3%, a decrease from 33.2% the previous year. This drop is due to three key factors: 1) normal increase in spoiled inventory resulting from the Company’s strategy to boost the offer of fresh products in stores. This situation should stabilize itself once programs reach their maturity; 2) a pricing strategy in tune with market competitiveness and economic conditions within each market; 3) some major acquisitions that have a lower gross margin than the Company’s existing network also had a negative impact on the gross margin in the U.S., but it should progressively improve following the implementation of Couche-Tard’s integration strategies. In Canada, the margin fell to 34.4%, a 0.7% decrease due to factors similar to those influencing performance in the United States.

During the first half of the year, the merchandise and services gross margin was 33.2%. More specifically, it was 32.3% in the U.S., a decrease of 0.6%, and 34.9% in Canada, which is similar to last year. The reasons outlined for the quarter chiefly explain the performance registered in the first half-year.

During the second quarter, the motor fuel gross margin for the company-operated stores in the United States increased markedly by 11.84¢ per gallon, from 13.04¢ per gallon last year to 24.88¢ per gallon this year. In Canada, the margin fell, reaching Cdn4.66¢ per litre compared with Cdn5.06¢ per litre in the second quarter of 2008. The motor fuel gross margin of the company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, beginning with the third quarter of the year ended April 27, 2008 were as follows:

(US cents per gallon)
					Weighted
Quarter	3rd	4th	1st	2nd	average
52-week period ended October 12, 2008
Before deduction of expenses related to electronic payment modes	14.38	10.02	15.55	24.88	16.25
Expenses related to electronic payment modes	3.98	4.02	5.07	4.94	4.47
After deduction of expenses related to electronic payment modes	10.40	6.00	10.48	19.94	11.78
52-week period ended October 14, 2007
Before deduction of expenses related to electronic payment modes	13.19	13.12	16.73	13.04	13.97
Expenses related to electronic payment modes	3.12	3.59	4.15	3.82	3.64
After deduction of expenses related to electronic payment modes	10.07	9.53	12.58	9.22	10.33

As for the 24-week period ending October 12, 2008, the motor fuel gross margin of company-operated stores in the United States stood at 20.47¢ per gallon, compared to 14.83¢ per gallon during the first two quarters of last year. In Canada, the margin rose slightly to 5.05¢ per litre in the first half of the year compared to 5.03¢ per litre last year.

Operating, selling, administrative and general expenses, for the second quarter and the first half-year, rose 16.5% and 12.0%, respectively, compared with last year. For the second quarter, higher expenses related to major acquisitions, including Irving stores, account for 10.6% of the increase, the rise in electronic payment modes expenses accounts for 1.5%, while a 1.1% increase is due to the combined impact of the conversion expenses of certain motor fuel equipment in order to comply with ethanol distribution standards and of the increase in rental charges. The remaining difference of 3.3% is chiefly due to the normal increase of the operating expenses mainly caused by inflation. During the first half of the year, these same elements respectively account for 6.1%, 1.6% and 0.9% of the variation. The remaining variance of 3.4% for the first half of the year is also due to a normal increase in operating expenses caused by inflation.

Earnings before interests, taxes, depreciation and amortization [ EBITDA ]1 was $179.7 million for the second quarter and $314.7 million for the first half-year, up 32.9% and 8.4% respectively compared with last year. Major acquisitions contributed to EBITDA for an amount of $9.9 million during the quarter and $11.9 million during the half-year.

For the quarter, depreciation expense remained stable because the additional depreciation from investments made in fiscal 2008 and in the first half-year of 2009 through acquisitions and the ongoing implementation of the IMPACT program in Couche-Tard’s network was offset by the impact of sale and leaseback transactions completed during fiscal 2008.

For the second quarter, financial expenses decreased by $4.5 million compared with last year while they decreased by $9.7 million during the first half-year. These decreases are due to the combined decrease in the average borrowings and interest rates.

Income tax rate for the second quarter of 2009 is 24.5%, down from the 32.5% posted last year. This decrease comes in great part from the corporate reorganization that the Company put in place at the beginning of the quarter which resulted in a non-recurring income tax expense of $8.3 million during the first quarter. For the first half-year, the rate is 31.6%. As mentioned in the first quarter, the benefits of the reorganization should continue to positively impact the income tax rate during the next quarters.

Couche-Tard closed the second quarter of fiscal 2009 with net earnings of $97.6 million, which equals $0.50 per share (or $0.49 per share on a diluted basis), compared with $54.2 million last year, an increase of $43.4 million or 80.1%. As for the first half-year, net earnings were at $144.8 million compared to $123.3 million last year.

Liquidity and Capital resources

The Company’s sources of liquidity remain unchanged compared with the fiscal year ended April 27, 2008, with the exception of its new term revolving unsecured operating credit of a maximum amount of $310.0 million.

[1] Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate the Company’s operating and financial performance. Note that the Company’s definition of this measure may differ from the ones used by other companies.

With respect to the capital expenditures and the acquisitions that Couche-Tard carried out in the first half-year, they were financed using available cash flow. The Company expects that the cash available from operations together with borrowings available under its revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet its liquidity needs in the foreseeable future.

Its credit facilities have not changed with respect to their terms of use since April 27, 2008. As at October 12, 2008, $478.1 million of the Company’s term revolving unsecured operating credits had been used ($440.0 million for the US dollars portion and $38.1 million for the Canadian dollars portion) and the weighted average effective interest rate was 4.40% for the US dollar portion and 3.90% for the Canadian dollars portion. The Company also has a $333.9 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $10.8 million, adjusted for the fair value of the interest rate swaps designated as a fair value hedge of the debt) bearing interest at an effective rate of 8.23% (6.56% taking into account the effect of the interest rate swaps) and maturing in 2013. In addition, standby letters of credit in the amount of Cdn$0.8 million and $17.9 million were outstanding as at October 12, 2008.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended			24-week periods ended
	October 12,	October 14,	Variation	October 12,	October 14,	Variation
	2008	2007		$2008	2007	$
Operating activities
Cash flows (1)	146.2	97.3	48.9	242.0	203.6	38.4
Other	2.6	25.8	(23.2)	(35.0)	7.3	(42.3)
Net cash provided by operating activities	148.8	123.1	25.7	207.0	210.9	(3.9)
Investing activities
Business acquisitions	(1.1)	(3.7)	2.6	(66.2)	(57.5)	(8.7)
Purchase of property and equipment, net of
proceeds from the disposal of property and equipment	(50.6)	(52.7)	2.1	(83.2)	(87.4)	4.2
Proceeds from sale and leaseback transactions	2.6	21.8	(19.2)	2.6	32.5	(29.9)
Other	(2.8)	(0.3)	(2.5)	(5.7)	(1.3)	(4.4)
Net cash used in investing activities	(51.9)	(34.9)	(17.0)	(152.5)	(113.7)	(38.8)
Financing activities
(Decrease) increase in long-term borrowing	(46.7)	(0.5)	(46.2)	(17.6)	11.2	(28.8)
Issuance of shares	-	0.4	(0.4)	-	4.5	(4.5)
Share repurchase	(43.8)	(7.9)	(35.9)	(43.8)	(7.9)	(35.9)
Dividends	(13.3)	(11.7)	(1.6)	(13.3)	(11.7)	(1.6)
Net cash used in financing activities	(103.6)	(19.7)	(84.1)	(74.7)	(3.9)	(70.8)
Company credit rating
Standard and Poor’s	BB+	BB		BB+	BB
Moody’s	Ba1	Ba1		Ba1	Ba1
(1)	These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities During the second quarter of fiscal 2009, net cash from operating activities reached $148.8 million, up $25.7 million from the second quarter of fiscal 2008. This increase is mainly due to higher net earnings during the second quarter of fiscal 2009 compared to last year, partially offset by changes in the working capital, including a decrease in accounts receivable, inventories, as well as in accounts payable and accrued liabilities.

Investing activities During the second quarter, the investments were primarily related to the replacement of equipment in some stores to enhance the offering of products and services, the addition of new stores as well as the ongoing implementation of the IMPACT program throughout the Company’s network.

Financing activities During the second quarter, the decrease in long term debt amounted to $46.7 million. In addition, Couche-Tard repurchased shares for a total amount of $43.8 million.

Financial Position

As shown by the indebtedness ratios included in the "Selected Consolidated Financial Information" section and the net cash provided by operating activities, Couche-Tard’s financial position is excellent.

The total consolidated assets amounted to $3.3 billion as at October 12, 2008, virtually the same amount compared to April 27, 2008.

Shareholders’ equity amounted to $1,283.3 million as at October 12, 2008, up $29.3 million compared to April 27, 2008.

Summary of Quarterly Results

(In millions of US dollars except for per share data, unaudited)
	24-week period						Extract from the 52-
	ended October 12,		52-week period ended				week period ended
	2008		April 27, 2008				April 29, 2007
Quarter	2nd	1st	4th	3rd	2nd	1st	4th	3rd
Weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks	16 weeks
Revenues	4,556.4	4,319.0	3,705.8	4,590.9	3,499.8	3,573.5	2,972.6	3,498.0
Income before depreciation and amortization of property and
equipment and other assets, financial expenses and income
taxes	179.7	135.0	63.7	130.6	135.2	155.1	99.0	125.0
Depreciation and amortization of property and equipment and
other assets	41.1	42.9	39.9	53.8	41.1	37.7	34.4	43.3
Operating income	138.6	92.1	23.8	76.8	94.1	117.4	64.6	81.7
Financial expenses	9.3	9.8	9.1	16.7	13.8	15.0	14.4	16.6
Net earnings	97.6	47.2	15.5	50.5	54.2	69.1	33.4	43.7
Net earnings per share
Basic	$0.50	$0.24	$0.08	$0.25	$0.27	$0.34	$0.17	$0.22
Diluted	$0.49	$0.24	$0.08	$0.24	$0.26	$0.33	$0.16	$0.21

Outlook

In the course of fiscal 2009, the Company will pursue its investments with caution in order to, amongst other things, deploy its IMPACT program. The Company also intends to attempt to realize acquisitions by seizing opportunities arising from the economic climate and attractive conditions to secure cash. In view of current accessibility conditions to capital market and debt, Couche-Tard believes to be in good position to create value.

While Couche-Tard is aware that its results depend on several external factors, including the exchange rate effect and the motor fuel net margin, the Company believes that its profitability should increase during the current fiscal year.

Finally, in line with its business model, Couche-Tard will continue to focus its resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of its growing clientele.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently operates a network of 5,416 convenience stores, 3,574 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 33 states and three in Canada covering ten provinces. More than 46,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source

Raymond Paré, Vice-President and Chief Financial Officer
Tel: (450) 662-6632 ext. 4607
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on November 25, 2008 at 2:30 P.M. (Montreal Time)
Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-733-7571 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available November 25, 2008 from 4:30 p.m. until December 2, 2008 at 11:59 p.m., by dialing 1-877-289-8525 – access code 21288369 followed by the # key. Also, a webcast of the conference call will be available on the website of the Company for a period of 90 days after the conference call. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks		24 weeks
For the periods ended	October 12,	October 14,	October 12,	October 14,
	2008	2007	2008	2007
	$	$	$	$
Revenues	4,556.4	3,499.8	8,875.4	7,073.3
Cost of sales	3,910.1	2,964.2	7,671.0	5,988.7
Gross profit	646.3	535.6	1,204.4	1,084.6

Operating, selling, administrative and general expenses	466.6	400.4	889.7	794.3
Depreciation and amortization of property and equipment and other assets	41.1	41.1	84.0	78.8
	507.7	441.5	973.7	873.1
Operating income	138.6	94.1	230.7	211.5
Financial expenses	9.3	13.8	19.1	28.8
Earnings before income taxes	129.3	80.3	211.6	182.7
Income taxes (Note 9)	31.7	26.1	66.8	59.4
Net earnings	97.6	54.2	144.8	123.3

Net earnings per share (Note 5)
Basic	0.50	0.27	0.74	0.61
Diluted	0.49	0.26	0.73	0.59
Weighted average number of shares (in thousands)	194,530	202,785	195,628	202,692
Weighted average number of shares – diluted (in thousands)	198,265	207,978	199,474	208,074
Number of shares outstanding at end of period (in thousands)	193,023	202,471	193,023	202,471

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the periods ended	12 weeks		24 weeks
	October 12,	October 14,	October 12,	October 14,
	2008	2007	2008	2007
	$	$	$	$
Net earnings	97.6	54.2	144.8	123.3
Other comprehensive income
Changes in cumulative translation adjustments (1)	(69.9)	30.9	(67.7)	71.2
Net change in unrealized gains on available-for-sale financial assets	-	-	-	0.1
Other comprehensive income	(69.9)	30.9	(67.7)	71.3
Comprehensive income	27.7	85.1	77.1	194.6

(1)

For the 12 and 24-week periods ended October 12, 2008, these amounts include net loss of $134.5 and $126.1, respectively, (net gain of $63.7 and $117.8, respectively, for the 12 and 24-week periods ended October 14, 2007) arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CAPITAL STOCK
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 12,	October 14,
	2008	2007
	$	$
Balance, beginning of period	348.8	352.3
Stock options exercised for cash	-	4.5
Fair value of stock options exercised	-	1.7
Carrying value of Class A multiple voting shares and Class B subordinate voting shares
repurchased and cancelled	(8.8)	(0.9)
Balance, end of period	340.0	357.6

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 12,	October 14,
	2008	2007
	$	$
Balance, beginning of period	15.6	13.4
Stock-based compensation expense (Note 7)	1.5	2.0
Fair value of stock options exercised	-	(1.7)
Balance, end of period	17.1	13.7

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 12,	October 14,
	2008	2007
	$	$
Balance, beginning of period	775.0	681.9
Impact of changes in accounting policies (Note 2)	-	0.9
Balance, beginning of period, as restated	775.0	682.8
Net earnings	144.8	123.3
	919.8	806.1
Dividends	(13.3)	(11.7)
Excess of purchase price over carrying value of Class A multiple voting shares and
Class B subordinate voting shares repurchased and cancelled	(27.2)	(5.2)
Balance, end of period	879.3	789.2

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 12,	October 14,
	2008	2007
	$	$
Balance, beginning of period	114.3	97.8
Impact of changes in accounting policies (Note 2)	-	0.4
Balance, beginning of period, as restated	114.3	98.2
Other comprehensive income	(67.7)	71.3
Balance, end of period	46.6	169.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the periods ended	12 weeks		24 weeks
	October 12,	October 14,	October 12,	October 14,
	2008	2007	2008	2007
	$	$	$	$
Operating activities
Net earnings	97.6	54.2	144.8	123.3
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	36.4	36.7	74.5	69.7
Future income taxes	9.6	8.4	19.2	13.8
Loss (gain) on disposal of property and equipment and other assets	2.6	(2.0)	3.5	(3.2)
Deferred credits	1.8	2.8	4.1	7.7
Other	2.8	6.2	7.2	9.6
Changes in non-cash working capital	(2.0)	16.8	(46.3)	(10.0)
Net cash provided by operating activities	148.8	123.1	207.0	210.9

Investing activities
Purchase of property and equipment	(53.1)	(58.9)	(88.1)	(98.5)
Business acquisitions (Note 4)	(1.1)	(3.7)	(66.2)	(57.5)
Increase in other assets	(2.8)	(0.3)	(5.7)	(1.3)
Proceeds from disposal of property and equipment and other assets	2.5	6.2	4.9	11.1
Proceeds from sale and leaseback transactions	2.6	21.8	2.6	32.5
Net cash used in investing activities	(51.9)	(34.9)	(152.5)	(113.7)

Financing activities
Net (decrease) increase in long-term debt	(46.7)	(0.5)	(17.6)	11.2
Repurchase of Class A multiple voting shares and Class B
subordinated voting shares	(43.8)	(7.9)	(43.8)	(7.9)
Dividends paid	(13.3)	(11.7)	(13.3)	(11.7)
Issuance of shares	-	0.4	-	4.5
Net cash provided by financing activities	(103.8)	(19.7)	(74.7)	(3.9)
Effect of exchange rate fluctuations on cash and cash equivalents	(8.7)	6.5	(7.9)	11.3
Net (decrease) increase in cash and cash equivalents	(15.6)	75.0	(28.1)	104.6
Cash and cash equivalents, beginning of period	203.5	171.3	216.0	141.7
Cash and cash equivalents, end of period	187.9	246.3	187.9	246.3

Supplemental information:
Interest paid	4.9	7.9	19.2	30.8
Income taxes paid	21.6	7.6	46.5	19.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at October 12,	As at April 27,
	2008	2008
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	187.9	216.0
Accounts receivable	269.9	251.7
Inventories	435.5	444.5
Prepaid expenses	19.7	8.3
Future income taxes	23.3	24.7
	936.3	945.2
Property and equipment	1,754.0	1,748.3
Goodwill	389.7	402.6
Trademarks and licenses	172.1	170.3
Deferred charges	11.6	13.8
Other assets	42.9	39.5
Future income taxes	16.8	0.9
	3,323.4	3,320.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	805.3	842.7
Income taxes payable	35.8	18.6
Current portion of long-term debt	2.9	1.2
	844.0	862.5
Long-term debt	826.4	841.0
Deferred credits and other liabilities	258.1	253.8
Future income taxes	111.9	109.6
	2,040.4	2,066.9

Shareholders' equity
Capital stock	340.0	348.8
Contributed surplus	17.1	15.6
Retained earnings	879.3	775.0
Accumulated other comprehensive income	46.6	114.3
	1,283.0	1,253.7
	3,323.4	3,320.6

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 27, 2008, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2008 Annual Report (the 2008 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year.

The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

2009

Inventories

On April 28, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, "Inventories", which replaces Section 3030 of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. This new standard aligns accounting for inventories under Canadian GAAP with International Financial Reporting Standards (IFRS).

The adoption of this new Section had no material impact on the Company’s consolidated financial results.

2008

Financial Instruments – Recognition and Measurement

On April 30, 2007, the Company adopted CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement", which establishes standards for recognition and measurement of financial assets, financial liabilities and nonfinancial derivatives. This new standard must be implemented retroactively without restatement of prior periods financial statements.

The Company made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held-for-trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available-for-sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	Net earnings

(1) Initial measurement of all financial assets and liabilities is at fair value.

As of April 30, 2007, the impact of the implementation of the classifications described above is a $0.5 increase in Other assets, a $0.1 increase in the long-term Future income tax liability and a $0.4 increase in Accumulated other comprehensive income. These adjustments relate to an investment in publicly-traded securities held by the Company. For the 24-week period ended October 14, 2007, the impact is an increase of $0.1 in Other comprehensive income.

Section 3855 also requires that transaction costs be i) recognized in income when incurred or ii) added to or deducted from the amount of the financial asset or liability to which they are directly attributable when the asset or liability is not classified as held-for-trading. The Company has deferred financing costs attributable to its Subordinated unsecured debt which were previously deferred and amortized over the term of the debt. Consequently, the Company elected to apply the accounting policy that consists of deducting financing costs from the amount of the financial liability to which they are directly attributable. As of April 30, 2007, this change resulted in a decrease of $11.6 in Deferred charges, of $13.1 in Long-term debt, in an increase of $0.6 in the long-term Future income tax liability and of $0.9 in Retained earnings. For the 24-week period ended October 14, 2007, the impact is not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

Hedges

Effective April 30, 2007, the Company adopted CICA Handbook Section 3865 "Hedges", which establishes circumstances under which hedge accounting may be applied. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses related to a hedging item and to the hedged item are recognized in net income in the same period.

As described in Notes 4 and 23 of the consolidated financial statements included in the 2008 Annual Report, the Company uses interest rate swaps as part of its program for managing the interest rate of its Subordinated unsecured debt. These interest rate swaps have been designated and documented as an effective fair value hedge of the Subordinated unsecured debt. Under the new standard, changes in the fair value of the swaps and the debt are recognized in net income, counterbalancing each other, with the exception of any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

The Company also designates its entire US dollars denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in Accumulated other comprehensive income in the Shareholders’ equity to offset the foreign currency translation adjustments on the investments.

As of April 30, 2007, these changes resulted in an increase of $14.9 in Deferred credits other long-term liabilities and in a decrease of $14.9 in Long-term debt.

Comprehensive Income

On April 30, 2007, the Company adopted CICA Handbook Section 1530 "Comprehensive Income". This Section introduces a new financial statement which presents the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources. These transactions include net changes in unrealized gains and losses on translating Canadian and corporate operations into the reporting currency as well as unrealized gains and losses related to changes in the fair value of certain financial instruments that are not recorded in net earnings. These two types of transactions are recorded in Other comprehensive income.

The result of the implementation of this new standard is that, beginning in the first quarter of fiscal 2008, the Company includes, in its consolidated financial statements, a consolidated statement of comprehensive income while the cumulative net changes in other comprehensive income are included in Accumulated other comprehensive income, which is presented as a new category of Shareholders’ equity. Consequently, an amount of $97.8 presented in cumulative translation adjustments as at April 29, 2007 has been reclassified to Accumulated other comprehensive income.

Disclosure and presentation

On April 30, 2007, the Company adopted CICA Handbook Section 3861 "Financial Instruments – Disclosure and Presentation", which replaces Section 3860, of the same name. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Equity

Effective April 30, 2007, the Company adopted CICA Handbook Section 3251 "Equity", which replaces Section 3250 "Surplus". This new section establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

3. LONG TERM DEBT

On June 13, 2008, the Company entered into a new credit agreement consisting of a revolving unsecured credit facility of a maximum amount of $310.0 with an initial maturity, terms and conditions similar to those of the other facility the Company already had as at April 27, 2008 as described in Note 17a) presented in the 2008 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

4. BUSINESS ACQUISITIONS

Effective April 29, 2008, the Company purchased 15 company-operated stores from Speedway Superamerica LLC. The acquired stores operate under the Speedway banner in central Illinois, United States.

Effective July 8, 2008, the Company purchased 70 company-operated stores from Spirit Energy. Of these 70 stores, 11 are owned and 59 are leased sites. The acquired stores operate under the Convenient Food Mart banner in the St. Louis Missouri area and nearby central Illinois area.

During the quarter, the Company purchased one store through one distinct transaction.

These acquisitions were settled for a total cash consideration of $66.2, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	11.0
Property and equipment	44.4
Other assets	0.5
Total tangible assets	55.9
Liabilities assumed
Accounts payable and accrued liabilities	1.5
Deferred credits and other liabilities	1.3
Total liabilities	2.8
Net tangible assets acquired	53.1
Goodwill	13.1
Total consideration paid, including direct acquisition costs	66.2

The Company expects that the goodwill related to these transactions will be deductible for tax purposes.

5. NET EARNINGS PER SHARE

		12-week period			12-week period
		ended October 12, 2008			ended October 14, 2007

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	97.6	194,530	0.50	54.2	202,785	0.27

Dilutive effect of stock options		3,735	(0.01)		5,193	(0.01)
Diluted net earnings available for
Class A and B shareholders	97.6	198,265	0.49	54.2	207,978	0.26

		24-week period			24-week period
		ended October 12, 2008			ended October 14, 2007

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	144.8	195,628	0.74	123.3	202,692	0.61

Dilutive effect of stock options		3,846	(0.01)		5,382	(0.02)
Diluted net earnings available for
Class A and B shareholders	144.8	199,474	0.73	123.3	208,074	0.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

A total of 1,682,795 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12 and 24-weeks periods ended October 12, 2008. There are 591,525 stocks options excluded from the calculation for the 12 and 24-weeks periods ended October 14, 2007.

6. CAPITAL STOCK

As at October 12, 2008, the Company has 53,727,412 (56,169,912 as at October 14, 2007) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 139,295,236 (146,301,034 as at October 14, 2007) outstanding Class B subordinate voting shares each comprising one vote per share.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at October 12, 2008, 9,083,695 stock options for the purchase of Class B subordinate voting shares are outstanding (8,758,515 as at October 14, 2007). These stock options can be gradually exercised at various dates until September 29, 2018, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Six series of stock options totaling 209,500 stock options at exercise prices ranging from Cdn$13.45 to Cdn$15.44 were granted since the beginning of the fiscal year.

For the 12 and 24-week periods ended October 12, 2008, the stock-based compensation costs amount to $0.7 and $1.5, respectively. For the 12 and 24-week periods ended October 14, 2007, the stock-based compensation costs amount to $0.9 and $2.0, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the period:

  risk-free interest rate of 3.41%;

  expected life of 8 years;

  expected volatility of 32.0%;

  expected quarterly dividend of Cdn$0.035 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$5.44 (Cdn$10.06 as at October 14, 2007). A description of the Company’s stock-based compensation plan is included in Note 20 of the consolidated financial statements presented in the 2008 Annual Report.

8. EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 12, 2008, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $1.4 and $2.9, respectively. For the corresponding 12 and 24-week periods ended October 14, 2007, the expense is $1.4 and $2.8. The Company’s pension plans are described in Note 21 of the consolidated financial statements presented in the 2008 Annual Report.

9. INCOME TAXES

In the first quarter of fiscal 2009, the Company elaborated a corporate reorganization which took effect on July 31, 2008. Accordingly, a $8.3 income tax expense has been recognized during the first quarter while the benefits should be recorded during the subsequent periods of the current fiscal year and should also have a positive effect on the upcoming fiscal years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

10. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended October 12, 2008			ended October 14, 2007
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	899.6	445.4	1,345.0	835.7	425.3	1,261.0
Motor fuel	2,748.9	462.5	3,211.4	1,954.4	284.4	2,238.8
	3,648.5	907.9	4,556.4	2,790.1	709.7	3,499.8
Gross Profit
Merchandise and services	290.5	153.0	443.5	277.4	149.2	426.6
Motor fuel	181.2	21.6	202.8	90.0	19.0	109.0
	471.7	174.6	646.3	367.4	168.2	535.6
Property and equipment and
goodwill (a)	1,699.9	443.8	2,143.7	1,626.8	530.4	2,157.2

	24-week period			24-week period
	ended October 12, 2008			ended October 14, 2007
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	1,757.4	889.6	2,647.0	1,674.2	849.4	2,523.6
Motor fuel	5,371.4	857.0	6,228.4	3,976.7	573.0	4,549.7
	7,128.8	1,746.6	8,875.4	5,650.9	1,422.4	7,073.3
Gross Profit
Merchandise and services	568.4	310.4	878.8	551.2	296.7	847.9
Motor fuel	282.3	43.3	325.6	199.5	37.2	236.7
	850.7	353.7	1,204.4	750.7	333.9	1,084.6

(a)

Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

11. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and intangible assets", replacing Section 3062, "Goodwill and other intangible assets" and Section 3450, "Research and development costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062.

This new standard is applicable to fiscal years beginning on or after October 1, 2008. The Company will implement this standard in its first quarter of fiscal year 2010 but does not expect it will have a material impact on its consolidated financial statements.